EXHIBIT 99.1

To:	Employee Name (EE#)
From:	Jensen Huang

Subject:	Section 409A – Discounted Stock Options

You are receiving this notice because you were granted discounted stock options as a result of the acquisition of MediaQ by NVIDIA in 2003. As a result of recent changes to the Internal Revenue Code (the “Code”), the stock option grant you received at the time of the acquisition is now considered to be out of compliance with Section 409A of the Code (“Section 409A”) and, as a result, may be subject to punitive tax treatment under Section 409A.

Section 409A was added to the Code by the American Jobs Creation Act of 2004. In September 2005, the U.S. Treasury Department and Internal Revenue Service issued proposed regulations under Section 409A. The proposed regulations covering Section 409A provide that stock options that vest after December 31, 2004 that were issued with an exercise price that is less than the related fair market value on the date of grant (meaning they were issued at a discount) generally are deferred compensation that is not in compliance with Section 409A and will likely result in income recognition by you prior to exercise, an additional twenty percent (20%) tax, and potential interest charges.

Section 409A specifically applies to discounted stock options granted prior to October 4, 2004, if vesting occurs on or after January 1, 2005. However, only the portions of the discounted option grant that vest in or after 2005 are subject to Section 409A. The portion of a discounted option grant made prior to October 4, 2004 and that vested prior to January 1, 2005 is grandfathered and, as a result, is exempt from Section 409A.

Because a portion of the discounted option grant you received vests in, or after, 2005, NVIDIA is offering to amend your stock option grant. If you do not accept the offer, you may face immediate income taxation on the full spread between your exercise price and the fair market value of our common stock at the time of vesting, regardless of whether you exercise the stock option at vesting, as well as a 20% additional tax and a potential interest penalty on the same amount of income. These taxes and penalties may continue to accrue for each year that you continue to have unexercised, discounted stock options. Because of these potential taxes and penalties, NVIDIA intends to offer to amend your stock option such that it will be compliant with Section 409A.

Included in the materials that follow are:

•	NVIDIA Response to Section 409A Compliance

•	Notice: Supplemental Option Grant

•	Timeline of 409A related events

•	Your Vesting and Exercise Detail related to your Discounted Stock Options

•	Frequently Asked Questions

•	Hypothetical Example: Tax Penalties of 409A Non-Compliance

At the time the tender offer has commenced, NVIDIA will provide option holders who are eligible to participate in the tender offer with written materials explaining the precise terms and timing of the tender offer. Persons who are eligible to participate in the tender offer should read these written materials carefully when they become available because they will contain important information about the tender offer. NVIDIA will also file these written materials with the U.S. Securities and Exchange Commission as part of a tender offer statement upon the commencement of the tender offer. NVIDIA stockholders and option holders will be able to obtain these written materials and other documents filed by NVIDIA with the U.S. Securities and Exchange Commission free of charge from the U.S. Securities and Exchange Commission’s website at www.sec.gov. In addition, stockholders and option holders may request a free copy of the tender offer statement and other documents related to the tender offer from NVIDIA following such time that such documents become available.